Exhibit 21

SUBSIDIARIES OF CIB MARINE BANCSHARES, INC.

DIRECT SUBSIDIARIES	INDIRECT SUBSIDIARIES	STATE/JURISDICTION OF INCORPORATION

CIB MARINE BANCSHARES, INC.		Wisconsin Corporation

CIBM Bank		Illinois Commercial Bank

	Marine Investment Corporation	Nevada Subsidiary

	CIB Real Estate Holdings, LLC (3)	Illinois Limited Liability Company

CIB Construction, LLC		Illinois Limited Liability Company

	Canron Corporation (1)	Michigan Corporation

CIB Statutory Trust III (3)		Connecticut Statutory Trust

CIB Statutory Trust IV (3)		Connecticut Statutory Trust

CIB Marine Capital, LLC(2)		Wisconsin Limited Liability Company

(1)	CIB Construction owns 84% of the outstanding stock of Canron which filed for dissolution in December 2006.
(2)	During 2003, CIB Marine ceased to offer new loans through CIB Marine Capital and began winding down its affairs, including the sale and collection of outstanding loans.
(3)	Inactive subsidiaries.